UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Townsquare Media, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

892231-10-1

(CUSIP Number)

David F. Byrnes

Executive Vice President and Chief Financial Officer

Madison Square Garden Entertainment Corp.

Two Pennsylvania Plaza

New York, NY 10121

(212) 465-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2023

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS Madison Square Garden Entertainment Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

(1)

Represents 583,139 shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Townsquare Media, Inc., a Delaware corporation (the “Issuer”), and 2,625,000 shares of Class A Common Stock of the Issuer issuable upon conversion of the same number of shares of Class C Common Stock, par value $0.01 per share (“Class C Common Stock”), of the Issuer. Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock, par value $0.01 per share (the “Class B Common Stock”), of the Issuer entitles its holder to ten votes.

(2)

Assumes all of the shares of Class C Common Stock are converted into shares of Class A Common Stock. This calculation is based on 13,051,575 shares of Class A Common Stock of the Issuer outstanding as of March 7, 2023, as described in the Annual Report on Form 10-K of the Issuer filed with the Securities and Exchange Commission (the “Commission”) on March 16, 2023.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG Entertainment Holdings, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents 583,139 shares of Class A Common Stock and 2,625,000 shares of Class A Common Stock issuable upon conversion of the same number of shares of Class C Common Stock. Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes.

(2)

Assumes all of the shares of Class C Common Stock are converted into shares of Class A Common Stock. This calculation is based on 13,051,575 shares of Class A Common Stock of the Issuer outstanding as of March 7, 2023, as described in the Annual Report on Form 10-K of the Issuer filed with the Commission on March 16, 2023.

CUSIP No. 892231-10-1

1	NAMES OF REPORTING PERSONS MSG National Properties, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States (Delaware)

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,208,139 (1)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,208,139 (1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,208,139 (1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.6% (2)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Represents 583,139 shares of Class A Common Stock and 2,625,000 shares of Class A Common Stock issuable upon conversion of the same number of shares of Class C Common Stock. Each holder of Class C Common Stock is entitled to convert at any time all or any part of such holder’s shares into an equal number of shares of Class A Common Stock, subject to restrictions set forth in the Issuer’s certificate of incorporation. Holders of Class C Common Stock are not entitled to vote on matters to be voted upon by shareholders generally, whereas each share of Class A Common Stock entitles its holder to one vote and each share of Class B Common Stock entitles its holder to ten votes.

(2)

Assumes all of the shares of Class C Common Stock are converted into shares of Class A Common Stock. This calculation is based on 13,051,575 shares of Class A Common Stock of the Issuer outstanding as of March 7, 2023, as described in the Annual Report on Form 10-K of the Issuer filed with the Commission on March 16, 2023.

SCHEDULE 13D

Item 1.	Security and Issuer.

The title and class of equity security to which this Schedule 13D relates is the Class A Common Stock, par value $0.01 per share (“Class A Common Stock”), of Townsquare Media, Inc. (the “Issuer”). The principal executive office of the Issuer is located at One Manhattanville Road, Suite 202, Purchase, New York, 10577.

Item 2.	Identity and Background.

This Schedule 13D is filed jointly by (i) Madison Square Garden Entertainment Corp., a Delaware corporation (formerly MSGE Spinco, Inc.) (“MSGE”), (ii) MSG Entertainment Holdings, LLC, a Delaware limited liability company, and (iii) MSG National Properties, LLC, a Delaware limited liability company (“MSG National Properties”). Each of the entities described in clauses (i) through (iii) of the foregoing sentence may be referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.” MSG National Properties is a direct wholly-owned subsidiary of MSG Entertainment Holdings, LLC. MSG Entertainment Holdings, LLC is a direct wholly-owned subsidiary of MSGE. The Reporting Persons have entered into a joint filing agreement with respect to the filing of this Schedule 13D, dated April 21, 2023, a copy of which is attached as Exhibit 1 hereto.

The address of the principal executive offices of the Reporting Persons is Two Pennsylvania Plaza, New York, New York 10121. MSGE is a leader in live experiences comprised of iconic venues and marquee entertainment content. Utilizing its powerful brands and live entertainment expertise, MSGE delivers unique experiences that set the standard for excellence and innovation while forging deep connections with diverse and passionate audiences. MSGE includes (i) its portfolio of venues: Madison Square Garden, The Theater at Madison Square Garden, Radio City Music Hall, the Beacon Theatre, and The Chicago Theatre, (ii) the original production, the Christmas Spectacular Starring the Radio City Rockettes, and (iii) its entertainment and sports bookings business, which showcases a broad array of compelling concerts, family shows and special events, as well as a diverse mix of sporting events, for millions of guests annually.

As of April 20, 2023, the name, business address, and present principal occupation or employment of each director and executive officer, as applicable, of each of the Reporting Persons, as well as members of the Dolan Family Group (as defined in Schedule A) and certain trustees of such group members (each of the foregoing, a “Covered Person” and collectively, the “Covered Persons”) are set forth on Schedule A attached hereto and incorporated herein by reference. Each of the Covered Persons that is a natural person is a citizen of the United States.

None of the Reporting Persons, nor, to the Reporting Persons’ knowledge, any of the Covered Persons, has during the last five years been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

This Schedule 13D is being filed while the Reporting Persons are in the process of verifying information required herein from their respective Covered Persons. If the Reporting Persons obtain information concerning such individuals which would cause a material change in the disclosure contained herein, an amendment to this statement will be filed that will disclose such change.

Item 3.	Source and Amount of Funds or Other Consideration.

On August 16, 2016, Madison Square Garden Investments, LLC, a Delaware limited liability company (“MSG Investments”), then a wholly-owned subsidiary of Madison Square Garden Sports Corp., formerly The Madison Square Garden Company (“MSG Sports”), entered into a Stock Purchase Agreement (the “Stock Purchase Agreement”) with GE Capital Equity Holdings, LLC, GE Business Financial Services Inc. and AN Capital Corporation (collectively, the “GE Parties”), pursuant to which MSG Investments purchased an aggregate of

3,208,139 shares of Class C Common Stock, par value $0.01 per share (“Class C Common Stock”), of the Issuer from the GE Parties for $7.20 per share, or an aggregate of $23.1 million in cash using cash on hand of MSG Sports that was contributed to MSG Investments. Upon consummation of the transaction, all of the shares of Class C Common Stock purchased by MSG Investments automatically converted into an equal number of shares of Class A Common Stock pursuant to the Issuer’s certificate of incorporation.

The foregoing description of the Stock Purchase Agreement is not, and does not purport to be, complete and is qualified in its entirety by reference to the copy of the Stock Purchase Agreement filed as Exhibit 3 to this Schedule 13D.

On April 17, 2020, Sphere Entertainment Co. (“Sphere Entertainment”), formerly Madison Square Garden Entertainment Corp., became a standalone publicly traded company following its spin-off from MSG Sports. In connection with the spin-off, MSG Investments became an indirect wholly-owned subsidiary of Sphere Entertainment. On November 9, 2020, MSG Investments assigned the 3,208,139 shares of Class A Common Stock of the Issuer owned by it to MSG National Properties, then another indirect wholly-owned subsidiary of Sphere Entertainment, for no consideration.

On May 13, 2021, MSG National Properties converted 2,625,000 shares of Class A Common Stock into 2,625,000 shares of Class C Common Stock, par value $0.01 per share (“Class C Common Stock”), of the Issuer, thereby reducing its voting power to 4.8%, to ensure compliance with Federal Communications Commission (“FCC”) rules.

On April 20, 2023, MSGE became a standalone publicly traded company following its spin-off from Sphere Entertainment. In connection with the spin-off, MSG National Properties became an indirect wholly-owned subsidiary of MSGE.

Item 4.	Purpose of Transaction.

Item 3 of this Schedule 13D is incorporated herein by reference.

The Reporting Persons intend to discuss matters relating to the business and affairs of the Issuer with members of the Issuer’s management and board of directors, and potentially other stockholders. MSGE and the Issuer may continue to utilize their shared expertise in live events, media and music to explore partnership opportunities in content, sponsorship and marketing and expand their collective customer base and national reach.

The Reporting Persons intend to review their investment in the Issuer on a continuing basis. Depending on various factors, including, without limitation, the business relationships described above, the Issuer’s financial position and strategic direction, price levels of shares of Class A Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may take such actions with respect to their investment in the Issuer as they deem appropriate, including, without limitation, (i) purchasing additional shares of Class A Common Stock or other financial instruments related to the Issuer, (ii) selling some or all of their shares of Class A Common Stock, or (iii) pursuing other plans or proposals that relate to, or would result in, any of the matters referred to in subparagraphs (a)-(j), inclusive, of Item 4 of Schedule 13D.

Pursuant to Article V, Section 11 of the Issuer’s certificate of Incorporation, the Issuer may place certain restrictions on the transfer of, and take certain other actions with respect to, Class A Common Stock held by the Reporting Persons to the extent necessary to avoid a violation of the Communications Act of 1934, as amended, or the rules, regulations and policies promulgated by the FCC and in effect from time to time. Such restrictions may impact the ability of the Reporting Persons to engage in the aforementioned activities. The Issuer’s certificate of incorporation is filed as Exhibit 2 to the Schedule 13D.

Item 5.	Interest in Securities of the Issuer.

(a)

The responses of the Reporting Persons to Rows (11) through (13) of the cover pages of this Schedule 13D are incorporated herein by reference. As of April 20, 2023, each of the Reporting Persons is the beneficial owner, and MSG National Properties is the direct owner, of 583,139 shares of Class A Common Stock and 2,625,000 shares of Class A Common Stock issuable upon conversion of the same number of shares of Class C Common Stock, which represents 24.6% of the number of shares of Class A Common Stock outstanding based on 13,051,575 shares of Class A Common Stock outstanding as of March 7, 2023, as described in the Annual Report on Form 10-K of the Issuer filed with the Commission on March 16, 2023.

To the Reporting Persons’ knowledge, Philip D’Ambrosio beneficially owns 62 shares of Class A Common Stock and jointly owns 15 shares of Class A Common Stock with his wife. Mr. D’Ambrosio has disclaimed beneficial ownership of 11 shares of Class A Common Stock owned by his children. To the Reporting Persons’ knowledge, none of the other Covered Persons directly owns any shares of Class A Common Stock as of April 20, 2023; provided, however, that each Covered Person may be deemed to be the beneficial owner of the shares of Class A Common Stock beneficially owned by such Reporting Person. Each of the Covered Persons disclaims beneficial ownership of the shares of Class A Common Stock reported herein pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended, and the filing of this Schedule 13D shall not be construed as an admission that any such Covered Person is the beneficial owner of any securities covered by this Schedule 13D.

(b)

The responses of the Reporting Persons to (i) Rows (7) through (10) of the cover pages of this Schedule 13D and (ii) Item 5(a) of this Item 5 are incorporated herein by reference. Each of the Reporting Persons has shared power to vote, or direct the vote, and shared power to dispose, or to direct the disposition, with respect to the shares of Class A Common Stock reported for such Reporting Person.

(c)

Except for the transaction described in Item 3 of this Schedule 13D, which is incorporated herein by reference, none of the Reporting Persons nor, to their knowledge, any of the Covered Persons, has effected any transactions in Class A Common Stock of the Issuer during the past 60 days.

(d)

No other person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Common Stock covered by this statement on Schedule 13D.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

A copy of the Joint Filing Agreement among the Reporting Persons is attached as Exhibit 1 hereto. The information set forth in Items 2 and 5 of this Schedule 13D are incorporated herein by reference.

On August 16, 2016, MSG Investments and the Issuer entered into a Registration Agreement (the “Registration Agreement”). Pursuant to the Registration Agreement, MSG Investments is entitled, subject to certain conditions, to (i) require that the Issuer register the shares of Class A Common Stock held by MSG Investments on up to two occasions in the aggregate, and (ii) participate in certain registered offerings by the Issuer of its Class A Common Stock. A copy of the Registration Agreement is filed as Exhibit 4 hereto and incorporated herein by reference. On November 9, 2020, MSG National Properties executed a joinder to the Registration Agreement, a copy of which is attached as Exhibit 6 hereto.

On August 16, 2016, MSG Investments and the Issuer entered into a Letter Agreement (the “Board Observer Letter”), pursuant to which MSG Investments is entitled, subject to certain conditions, to send one representative reasonably acceptable to the Issuer to observe meetings of the Issuer’s board of directors, and any committees thereof, for so long as MSG Investments and its affiliates collectively hold at least 75% of the shares of the Issuer’s equity securities held by them as of August 16, 2016. A copy of the Board Observer Letter is filed as Exhibit 5 hereto and incorporated herein by reference.

The foregoing descriptions of the Registration Agreement (including the joinder thereto) and the Board Observer Letter are not, and do not purport to be, complete and are qualified in their entirety by reference to the copies filed as Exhibits and incorporated herein by reference.

On May 12, 2021, the Issuer and MSG National Properties entered into a letter agreement acknowledging that the conversion of the shares has no impact on MSG National Properties’ rights with respect to those shares prior to the transaction. A copy of the letter agreement is attached as Exhibit 7.

Item 7.	Material to be Filed as Exhibits.

Exhibit No.	Exhibit Description

1	Joint Filing Agreement, by and among the Reporting Persons, dated April 21, 2023.*

2	Certificate of Incorporation of the Issuer (Exhibit 3.1 to Amendment No. 2 to the Issuer’s Registration Statement on Form S-1 filed with the Commission on July 14, 2014 (Registration No. 333-197002)) †

3	Stock Purchase Agreement (incorporated by reference and attached as Exhibit 2 to the Schedule 13D in respect of Townsquare Media, Inc. filed by Sphere Entertainment Co. (formerly Madison Square Garden Entertainment Corp.))†

4	Registration Agreement (incorporated by reference and attached as Exhibit 4 of the Schedule 13D in respect of Townsquare Media, Inc. filed by Sphere Entertainment Co. (formerly Madison Square Garden Entertainment Corp.))†

5	Board Observer Letter (incorporated by reference and attached as Exhibit 5 of the Schedule 13D in respect of Townsquare Media, Inc. filed by Sphere Entertainment Co. (formerly Madison Square Garden Entertainment Corp.))†

6	Joinder to the Registration Agreement (Exhibit 6 to the Schedule 13D in respect of Townsquare Media, Inc. filed by Sphere Entertainment Co. (formerly Madison Square Garden Entertainment Corp.)) †

7	Letter Agreement (Exhibit 2 of the Amendment No.1 to the Schedule 13D in respect of Townsquare Media, Inc. filed by Sphere Entertainment Co. (formerly Madison Square Garden Entertainment Corp.)) †

*	Filed herewith.
†	Incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 21, 2023

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

By:	/s/ David F. Byrnes
	Name:	David F. Byrnes
	Title:	Executive Vice President and Chief Financial Officer

MSG ENTERTAINMENT HOLDINGS, LLC

By:	/s/ David F. Byrnes
	Name:	David F. Byrnes
	Title:	Executive Vice President and Chief Financial Officer

MSG NATIONAL PROPERTIES, LLC

By:	/s/ David F. Byrnes
	Name:	David F. Byrnes
	Title:	Executive Vice President and Chief Financial Officer

SCHEDULE A

MADISON SQUARE GARDEN ENTERTAINMENT CORP.

Directors

Name	Present Principal Occupation	Present Business Address
James L. Dolan	Executive Chairman and Chief Executive Officer, MSGE; Director and Executive Chairman, MSG Sports; Executive Chairman and Chief Executive Officer, Sphere Entertainment; Chairman, AMC Networks Inc.	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Charles F. Dolan	Chairman Emeritus and Director, AMC Networks Inc.; Director, MSGE; Director, MSG Sports; Director, Sphere Entertainment	c/o Dolan Family Office Attention: President 340 Crossways Park Drive Woodbury, New York 11797

Charles P. Dolan	Employee, Knickerbocker Group LLC	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Marianne Dolan Weber	President, Heartfelt Wings Foundation; Board Member, Green Mountain Foundation, Inc.	c/o MLC Ventures LLC Attention: Richard Baccari PO Box 1014 Yorktown Heights, NY 10598

Paul J. Dolan	Chairman and Chief Executive Officer, Cleveland Guardians	Progressive Field 2401 Ontario St. Cleveland, OH 44115

Quentin F. Dolan	Investment Director, MSG Sports	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Ryan T. Dolan	Vice President, Interactive Experiences of MSG Ventures	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Thomas C. Dolan	Director, MSGE; Director, AMC Networks Inc.; Director, MSG Sports; Director, Sphere Entertainment	c/o Dolan Family Office Attention: President 340 Crossways Park Drive Woodbury, New York 11797

Brian G. Sweeney	Director, MSGE; Director, AMC Networks Inc.; Director, MSG Sports; Director, Sphere Entertainment	20 Audrey Avenue Oyster Bay, New York 11771

Martin Bandier	President and Chief Executive Officer, Bandier Ventures LP	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Donna Coleman	Director, MSGE	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Frederic V. Salerno	Director, MSGE	c/o Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Officers

Name	Present Principal Occupation	Present Business Address
James L. Dolan	Executive Chairman and Chief Executive Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

David F. Byrnes	Executive Vice President and Chief Financial Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Jamal H. Haughton	Executive Vice President, General Counsel and Secretary	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Philip D’Ambrosio	Senior Vice President and Treasurer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Courtney M. Zeppetella	Senior Vice President, Controller and Chief Accounting Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Dolan Family Group

Certain members of the Dolan family, including trusts for the benefit of the Dolan family (collectively, the “Dolan Family Group”), by virtue of their ownership of the Class B common stock of MSGE, are able collectively to control stockholder decisions on matters on which holders of Class A common stock and Class B common stock of MSGE vote together as a single class, and to elect up to 75% of MSGE’s board of directors. The members of the Dolan Family Group holding Class B common stock of MSGE are parties to a stockholders agreement which has the effect of causing the voting power of the Class B stockholders to be cast as a block on all matters to be voted on by the Class B stockholders.

The Dolan Family Group includes each of the following members: Charles F. Dolan, individually and as a Trustee of the Charles F. Dolan 2009 Revocable Trust (the “CFD 2009 Trust”); Helen A. Dolan, individually and as a Trustee of the Helen A. Dolan 2009 Revocable Trust (the “HAD 2009 Trust”);; James L. Dolan; Thomas C. Dolan; Kathleen M. Dolan, individually and as a Trustee of the Charles F. Dolan Children Trust FBO Kathleen M. Dolan, the Charles F. Dolan Children Trust FBO Deborah Dolan-Sweeney, the Charles F. Dolan Children Trust FBO Marianne Dolan Weber, the Charles F. Dolan Children Trust FBO Thomas C. Dolan and the Charles F. Dolan Children Trust FBO James L. Dolan (hereinafter collectively referred to as the “Dolan Children Trusts” and individually, a “Dolan Children Trust”), and as sole Trustee of the Ryan Dolan 1989 Trust and the Tara Dolan 1989 Trust; Marianne E. Dolan Weber; Deborah A. Dolan-Sweeney; the CFD 2009 Trust, the HAD 2009 Trust, the Dolan Children Trust FBO Kathleen M. Dolan; the Dolan Children Trust FBO Marianne Dolan Weber; the Dolan Children Trust FBO Deborah Dolan-Sweeney; the Dolan Children Trust FBO James L. Dolan; the Dolan Children Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO James L. Dolan; the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan; the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan; the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber; the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney; the Ryan Dolan 1989 Trust; and the Tara Dolan 1989 Trust;. The Covered Persons also include Corby Dolan Leinauer, as a Trustee of the Charles F. Dolan 2009 Family Trust FBO Thomas C. Dolan, the Charles F. Dolan 2009 Family Trust FBO James L. Dolan, the Charles F. Dolan 2009 Family Trust FBO Marianne E. Dolan Weber, the Charles F. Dolan 2009 Family Trust FBO Kathleen M. Dolan and the Charles F. Dolan 2009 Family Trust FBO Deborah A. Dolan-Sweeney (collectively, the “2009 Family Trusts” and individually, a “2009 Family Trust”) and Mary S. Dolan, as a Trustee of the Dolan Children Trust FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts. Corby Dolan Leinauer and Mary S. Dolan are referred to as the “Other Dolan Trustees.”

The business address of each member of the Dolan Family Group and each of the Other Dolan Trustees is:

Each of:

Charles F. Dolan;

Helen A. Dolan;

Thomas C. Dolan;

Deborah A. Dolan-Sweeney;

Corby Dolan Leinauer;

Mary S. Dolan:

c/o Dolan Family Office

Attention: President

340 Crossways Park Drive

Woodbury, New York 11797

James L. Dolan:

Madison Square Garden Entertainment Corp.

Two Pennsylvania Plaza

New York, New York 10121

Kathleen M. Dolan

Marianne Dolan Weber:

c/o MLC Ventures LLC

Attention: Richard Baccari

PO Box 1014

Yorktown Heights, New York 10598

Trusts:

Charles F. Dolan 2009 Revocable Trust is a trust established under the laws of the State of New York for the benefit of Charles F. Dolan and certain other beneficiaries and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Helen A. Dolan 2009 Revocable Trust is a trust established under the laws of the State of New York for the benefit of Helen A. Dolan and certain other beneficiaries and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of Illinois for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Deborah Dolan-Sweeney is a trust established under the laws of the State of Illinois for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of Illinois for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

Dolan Children Trust FBO Thomas C. Dolan is a trust established under the laws of the State of Illinois for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Dolan Children Trust FBO James L. Dolan is a trust established under the laws of the State of Illinois for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kevin Golden, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO James L. Dolan is a trust established under the laws of the State of New York for the benefit of James L. Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kevin Golden, PO Box 420, Oyster Bay, New York 11771.

2009 Family Trust FBO Thomas C. Dolan is a trust established under the laws of the State of New York for the benefit of Thomas C. Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

2009 Family Trust FBO Kathleen M. Dolan is a trust established under the laws of the State of New York for the benefit of Kathleen M. Dolan and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Marianne Dolan Weber is a trust established under the laws of the State of New York for the benefit of Marianne Dolan Weber and has an address of c/o MLC Ventures LLC, Attention: Richard Baccari, PO Box 1014, Yorktown Heights, NY 10598.

2009 Family Trust FBO Deborah A. Dolan-Sweeney is a trust established under the laws of the State of New York for the benefit of Deborah A. Dolan-Sweeney and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

Ryan Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Ryan Dolan and has an address of c/o Knickerbocker Group LLC, Attention: Kevin Golden, PO Box 420, Oyster Bay, New York 11771.

Tara Dolan 1989 Trust is a trust established under the laws of the State of New York for the benefit of Tara Dolan and has an address of c/o Dolan Family Office, Attention: President, 340 Crossways Park Drive, Woodbury, New York 11797.

The principal occupation of each individual member of the Dolan Family Group and Other Dolan Trustees is:

Charles F. Dolan is Chairman Emeritus and Director of AMC Networks Inc. (“AMC”), a Director of MSGE, a Director of MSG Sports and a Director of Sphere Entertainment. AMC’s principal business address is 11 Penn Plaza, New York, New York 10001. MSG Sports’ principal business address is 2 Penn Plaza, New York, New York 10121. Sphere Entertainment’s principal business address is 2 Penn Plaza, New York, New York 10121. Helen A. Dolan is his wife and is not currently employed. .

James L. Dolan is Executive Chairman, Chief Executive Officer, and a director of MSGE and Sphere Entertainment. He is Executive Chairman and a director of MSG Sports and Chairman of AMC.

Thomas C. Dolan is a director of MSGE, Sphere Entertainment, AMC and MSG Sports.

Kathleen M. Dolan is the founder of Purple Crayon Productions Inc., a community art and music center, 2095 Pomfret Road, South Pomfret, Vermont 05067. She is a Trustee of each of the Dolan Children Trusts, the Ryan Dolan 1989 Trust, and the Tara Dolan 1989 Trust.

Marianne Dolan Weber is President of Heartfelt Wings Foundation, c/o MLC Ventures LLC, PO Box 1014, Yorktown Heights, NY 10598. She also currently serves as the manager of MLC Ventures LLC, a family investment office, PO Box 1014, Yorktown Heights, NY 10598. She is a director of MSGE, Sphere Entertainment, AMC and MSG Sports.

Deborah A. Dolan-Sweeney is a former director of Cablevision Systems Corporation and MSG Networks Inc. and is not currently employed.

Corby Dolan Leinauer is a Trustee of each of the 2009 Family Trusts.

Mary S. Dolan is the Owner and President of Pro-Am Team Sports, 8940 W. 192nd St., Unit J, Mokena, IL 60448. She is a Trustee of the Dolan Children Trusts FBO Deborah Dolan-Sweeney and each of the 2009 Family Trusts.

MSG ENTERTAINMENT HOLDINGS, LLC

MSG NATIONAL PROPERTIES, LLC

The following individuals have been appointed as officers of both MSG Entertainment Holdings, LLC and MSG National Properties, LLC:

Name	Present Principal Occupation	Present Business Address
James L. Dolan	Executive Chairman and Chief Executive Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

David F. Byrnes	Executive Vice President and Chief Financial Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Jamal H. Haughton	Executive Vice President, General Counsel and Secretary	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Philip D’Ambrosio	Senior Vice President and Treasurer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121

Courtney M. Zeppetella	Senior Vice President, Controller and Chief Accounting Officer	Madison Square Garden Entertainment Corp. Two Pennsylvania Plaza New York, New York 10121